[redacted]

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2008

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265

REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Tax Deferred Savings Plan for Wage Employees:

We have audited the accompanying statements of net assets available for benefits of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended October 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended October 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2009

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2008 AND 2007 (IN THOUSANDS)

ASSETS:	2008	2007
NONINTEREST-BEARING CASH	$ 17	$ -
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund	146,755	160,905
Deere & Company Common Stock Fund	89,567	147,163
Fidelity Intermediate Bond Commingled Pool	5,790	5,548
Fidelity Mutual Funds	193,582	325,138
Fidelity BrokerageLink Accounts	14,154	27,039
Loans to participants	9,028	8,584
Total investments	458,876	674,377
RECEIVABLES:		
Due from broker	3,473	25,309
Accrued income and other receivables	3,205	3,027
Total receivables	6,678	28,336
TOTAL ASSETS	465,571	702,713
LIABILITIES:		
Due to broker	3,629	25,414
Other liabilities	1,277	1,039
	4,906	26,453
NET ASSETS AVAILABLE FOR BENEFITS - AT FAIR VALUE	460,665	676,260
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,150	331
NET ASSETS AVAILABLE FOR BENEFITS	$ 461,815	$ 676,591

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2008 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 39,932
Employer	2,869
TOTAL CONTRIBUTIONS	42,801
DEDUCTIONS:	
INVESTMENT (LOSS) INCOME:	
Net depreciation in fair value of investments	(222,107)
Interest and dividends	28,515
Net investment (loss)	(193,592)
Benefits paid to participants	(62,429)
Net transfers to affiliate plans	(1,556)
TOTAL DEDUCTIONS	(257,577)
DECREASE IN NET ASSETS	(214,776)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	676,591
End of year	$ 461,815

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its participating subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts ("Fidelity"), is the Plan trustee, investment manager, and recordkeeper.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. Effective March 1, 2007, the Plan accepts Roth elective deferrals, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works and 50 percent for John Deere Commercial Products) of the employee's contributions up to six percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, but no later than the 15th business day following the end of the month, and are invested by Fidelity in funds as specified by the participants. Monies may be held and invested by Fidelity in a Fidelity Freedom Fund closest to the employee's 65th birthday until designated investments have been purchased.

All contributions are considered tax deferred under sections 401(a) and 401(k) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. The Company matching contributions and allocated earnings or losses related to matching are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2008 and 2007, forfeited nonvested accounts totaled $47,649 and $58,777, respectively. These accounts will be used to reduce future employer contributions. During the year ended October 31, 2008, employer contributions were reduced by $5,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds, which include the following as of October 31, 2008:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 32 Fidelity Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 mutual funds from approximately 200 fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). Loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined after reviewing the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump-sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, common stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value, except for participant loans as noted below.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year. On November 14, 2007, a special meeting of stockholders was held authorizing a two-for-one stock split effected in the form of a 100 percent stock dividend to holders of record on November 26, 2007, distributed on December 3, 2007. All share data has been adjusted to reflect the effect of the stock split for all periods presented.

The Deere & Company Common Stock Fund is maintained on a unit value basis. This basis did not change as a result of the two-for-one stock split. Each unit outstanding represents twice the number of shares represented prior to the stock split. The number of units and related net asset value per unit as of October 31, 2008 and 2007 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2008	1,585,464	$ 56.49
October 31, 2007	1,321,014	111.40

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

The Blended Interest Fund – The Blended Interest Fund is a stable value investment option to participants that includes several synthetic guaranteed investment contracts ("GIC's") which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan. The synthetic GIC's include underlying assets which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, Rabobank Nederland, State Street Bank and Trust Company, and AIG Financial Products Corp. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates on the wrapper contracts are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a plan merger initiated by the Company, may limit the ability of the plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2008	2007
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	4.45 %	4.94 %
Based on interest rate credited to participants (2)	3.99	4.66

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying assets of the investment wrap contracts are stated at fair value and are determined by Fidelity based on quoted market prices. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees into dollars.

In accordance with Financial Accounting Standards Board (the "FASB") Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), the statements of net assets available for benefits presents the GICs at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of funds comprising the account.

Participant Loans – Loans to participants are stated at the outstanding loan balance.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the record date and are reflected as an increase in the fund's net asset value on that day but are reported separately as dividends. Dividends in other funds are recorded on the date of record and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Net Transfers to Affiliate Plans – Transfers represent net assets transferred from the Plan during 2008 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2008 and 2007.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

New Accounting Standard to be Adopted – In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This Statement defines fair value and expands disclosures about fair value measurements. These methods will apply to other accounting standards that use fair value measurements and may change the application of certain measurements used in current practice. The effective date is the beginning of fiscal year 2009. The adoption will not have a material effect on the Plan's financial statements.

3. INVESTMENTS

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2008 and 2007 are as follows (dollars in thousands):

	2008	2008 Percent of Net Assets	2007	2007 Percent of Net Assets
Deere & Company Common Stock Fund*	$ 89,567	19 %	$ 147,163	22 %
U.S. Treasury Note 4.5% 11/30/11	46,588	10		
Fidelity Magellan Fund*	26,175	6	54,565	8
Spartan U.S. Equity Index Advantage Fund*	26,460	6	49,911	7
Fidelity Institutional Money Market Fund*	24,183	5		
Fidelity Puritan Fund*			36,051	5
Fidelity Growth Company Fund*			35,002	5

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $222,107 as follows (in thousands):

Deere & Company Common Stock Fund*	$ (78,949)
Fidelity Puritan Fund*	(11,444)
Fidelity Magellan Fund*	(29,499)
Fidelity Equity Income Fund*	(7,962)
Fidelity Growth Company Fund*	(13,524)
Fidelity OTC Portfolio Fund*	(8,682)
Fidelity Overseas Equity Fund*	(13,344)
Fidelity Asset Manager 50% Fund*	(1,863)
Fidelity Asset Manager 70% Fund*	(2,727)
Fidelity Asset Manager 20% Fund*	(573)
Fidelity Diversified International Fund*	(8,108)
Fidelity Small Cap Independent Fund*	(6,864)
Fidelity Asset Manager 85% Fund*	(113)
Fidelity Freedom Income Fund*	(103)
Fidelity Freedom 2000*	(78)
Fidelity Freedom 2010*	(1,601)
Fidelity Freedom 2020*	(1,957)
Fidelity Freedom 2030*	(1,788)
Fidelity Freedom 2040*	(1,516)
Fidelity Freedom 2005*	(161)
Fidelity Freedom 2015*	(980)
Fidelity Freedom 2025*	(970)
Fidelity Freedom 2035*	(1,084)
Fidelity Freedom 2045*	(367)
Fidelity Freedom 2050*	(195)
Spartan U.S. Equity Index Advantage Fund*	(17,072)
Fidelity BrokerageLink Accounts*	(10,127)
Fidelity Intermediate Bond Commingled Pool*	(246)
Spartan Extended Market Index*	(26)
Spartan International Index*	(49)
Vanguard Growth Indexed Investor	(38)
Vanguard Value Indexed Investor	(37)
Vanguard Small Cap Indexed Investor	(60)
	$ (222,107)

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 2,322,689 and 1,900,077 shares (post two-for-one stock split on December 3, 2007, see Note 2) of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $86 million and $53 million at October 31, 2008 and 2007, respectively. During the year ended October 31, 2008, the Plan recorded dividend income of approximately $2 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

5. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2008 (dollars in thousands).

	2008
Net assets available for benefits per the financial statements	$ 461,815
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,150)
Net assets available for benefits per the Form 5500	$ 460,665

For the year ended October 31, 2008, the following is a reconciliation of the decrease in net assets per the financial statements to the Form 5500 (dollars in thousands).

	2008
Decrease in net assets per the financial statements	$ (214,776)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,150)
Decrease in net assets per the Form 5500	$ (215,926)

The following is a reconciliation of the Blended Interest Fund per the financial statements to the Form 5500 as of October 31, 2007 (dollars in thousands).

	2007
Statement of net assets available for benefits:	
Blended Interest Fund, at fair value	$ 160,905
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	331
Blended Interest Fund per the Form 5500, at contract value	$ 161,236

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND:		
ANZ NATL INTL 6.2% 7/19/13 144A	185,000	$ 167
ACE 03-HS1 M1 1ML+75 6/33	1,448	1
ACE 05-SD1 A1 1ML+40 11/50	5,151	4
ARMT 04-2 7A3 1ML+40 2/35	12,618	9
ABCMT 07-A2 A2 5% 3/13	825,000	635
AMCAR 04-CA A4 3.61% 5/11	28,214	26
AMCAR 04-DF A4 3.43% 7/11	95,508	86
AMCAR 05-CF A4 4.63% 6/12	262,798	233
AMCAR 06-1 B 5.2% 3/11	20,000	19
APART 07-1 B 5.35% 3/11	70,000	53
APART 07-2M A3A 5.22% 4/10	145,000	127
AMCAR 06-BG A4 5.21% 9/13	192,510	157
BACM 04-6 XP CSTR 12/42	1,439,227	15
BACM 05-3 XP CSTR 7/43	3,413,029	36
BACM 04-4 A3 4.128% 7/42	165,000	161
BACM 04-5 XP CSTR 11/41	1,910,059	20
BACM 05-4 XP CSTR 7/45	1,932,794	12
BOAMS 04-J 2A1 CSTR 11/34	85,093	73
BOAMS 05-E 2A7 CSTR 6/35	180,000	137
BOAMS 05-J 2A4 12ML 11/35	580,000	490
BACM 06-6 XP CSTR 10/45	4,288,036	66
BACM 2006-4 A1 CSTR 5/11	42,730	41
BACM 2006-4 XP CSTR 7/46	6,907,363	105
BACM 06-5 A1 5.185% 7/11	73,364	69
BACM 2006-5 XP .832% 9/47	2,597,983	56
BANK AMER 7.8% 2/15/10 GLBL	465,000	469
BANK AMER 4.9% 5/01/13	213,000	197
BANK OF NEW YORK 4.95% 1/14/11	45,000	44
BOIT 04-B2 B2 4.37% 4/12	300,000	281
BOIT 04-A6 A6 3.94% 4/16/12	530,000	518
BAYERISCHE LAND 5.65% 2/01/09	455,000	457
BAYC 04-2 A 1ML+43 8/34	60,564	52
BAYC 04-3 A1 1ML+37 1/35	76,558	66
BAYC 04-3 A2 1ML+42 1/35	19,139	16
BAYC 04-3 M1 1ML+50 1/35	19,139	14
BSCMS 04-ESA A3 4.741% 5/16	195,000	196
BSCMS 04-ESA C 4.937% 5/16	250,000	252
BSCMS 04-ESA D 4.986% 5/16	35,000	35

(Continued)

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BSCMS 04-ESA E 5.064% 5/16	470,000	474
BSCMS 04-PWR5 A2 4.254% 7/42	145,202	141
BSCMS 04-PWR5 X2 CSTR 7/42	900,144	22
BSCMS 04-T16 A3 4.03% 2/46	330,231	322
BSCMS 04-T16 X2 CSTR 2/46	679,063	14
BSCMS 03-T12 X2 CSTR 8/39	506,753	6
BSCMS 04-PWR6 X2 CSTR 11/41	843,087	15
BSCMS 06-PW13 X2 CSTR 9/41	2,214,613	38
BSCMS 2006-T24 X2 CSTR 10/41	2,287,630	37
BSCMS 07-PW15 A1 5.016% 2/44	12,607	11
BSCMS 2007-PW15 X2 CSTR 2/44	8,030,141	124
BSCMS 07-T26 X2 CSTR 1/12/45	7,208,201	49
BERKSHIRE HAT 4.6% 5/15/13 144A	300,000	290
BRHEA 06-A A2R 5.03% 12/41	700,000	658
CD 06-CD2 A1 5.3020% 1/46	183,669	176
CITEC 06-VT1 A3 5.13% 12/08	53,979	54
CITEC 06-VT2 A4 5.05% 4/20/14	315,000	308
CNH 05-A A4B 4.29% 6/12	78,346	78
COMM 05-C6 XP CSTR 6/44	3,837,539	19
CPS 06-C A3 5.14% 1/11	57,106	55
CPS 07-B A3 5.47% 11/11	130,000	121
CPS 2007-C A3 5.45% 5/12 144A	109,999	96
CWHL 02-25 2A1 5.5% 11/17	47,031	43
CWHL 05-HYB3 2A6B CSTR 6/35	105,000	66
CARAT 07-SN1 B 5.52% 3/15/11	65,000	46
CARAT 2006-SN1A A4A 5.32% 3/10	215,000	211
COAFT 05-C A4A 4.71% 6/12	450,755	404
COMET 04-B6 B6 4.155% 7/12	280,000	262
COMET 07-B3 B3 5.05% 3/13	855,000	743
COMET 07-B5 B5 5.4% 5/13	405,000	349
COPAR 05-1 B 4.58% 8/15/12	235,000	214
COPAR 06-2 A4 4.94% 7/12	135,000	127
CTCDO 04-1A A2 1ML+45 7/39	80,000	56
CFAT 2006-A A4 5.62% 8/11	485,000	485
CD 06-CD3 XP CSTR 10/48	7,750,430	132
CHASE 07-A2 2A1 CSTR 7/37	17,285	15
CITIGROUP 6.5% 1/18/11	235,000	229
CCCIT 06-B2 B2 5.15% 3/11	370,000	366
CCCIT 07-B2 B2 5% 4/12	540,000	499
CGCMT 04-C2 XP CSTR 10/41	850,969	18

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CGCMT 05-EMG A2 4.2211% 9/51	88,400	85
CWCI 07-C2 A1 CSTR 9/11	85,174	78
COMM 01-J2A A1 5.447% 7/34	354,930	340
COMM 06-C8 A1 5.11% 12/46	122,470	117
COMM 06-C8 XP CSTR 12/46	10,108,590	184
COMM 06-CN2A A2FX 5.449% 2/19	200,000	184
COMM 04-LB4A XP CSTR 10/37	2,375,252	36
COMM 05-LP5 XP CSTR 5/43	1,780,205	13
GCCFC 2006-GG7 A1 5.7435% 7/38	105,753	102
GCCFC 07-GG9 A1 5.233% 03/39	97,678	91
CPS 2006-B A3 5.73% 6/16	42,323	42
CPS 06-D A3 5.157% 05/11	275,000	248
CPS 06-D A4 5.115% 08/13	345,000	266
CREDIT SUISSE NY 5% 5/15/13	571,000	515
CSFB 2002-CP5 A1 4.106% 12/35	116,196	107
CSFB 03-C5 A3 4.429% 12/36	175,676	164
CSFB 03-C4 A3 CSTR 8/36	150,800	142
CSFB 04-C1 A3 4.321% 1/37	138,930	131
CSFB 04-C4 ASP CSTR 10/39	942,120	19
CSFB 04-C3 ASP CSTR 7/36	2,343,354	35
CSMC 07-C3 A1 CSTR 6/39	66,344	62
CSMC 06-C5 ASP CSTR 12/39	6,207,857	153
CSMC 06-C4 ASP CSTR 9/39	11,548,258	256
CSMC 07-C1 A1 5.227% 2/40	68,370	65
CSMC 07-C1 ASP CSTR 2/40	10,432,168	172
CSMC 07-C2 A1 5.237% 1/49	55,093	52
CSFB 05-C1 ASP CSTR 2/38	2,048,594	17
CSFB 05-C2 ASP CSTR 4/37	1,677,809	24
DBS BK LTD 5.125/VAR 5/17 144A	300,000	280
DRT 00-1A A2 6.971% 3/10	34,266	33
DRVT 2006-A A3 5.501% 11/11	125,864	119
FHLM ARM 4.889% 3/33 #847126	3,612	4
FHLM ARM 4.314% 12/34 #1B2670	21,707	22
FHLM ARM 4.22% 2/35 #1B2747	137,008	137
FHLM ARM 4.63% 3/35 #1B2811	82,516	83
FHLM ARM 4.497% 6/35 #1B2907	36,672	37
FHLM ARM 4.68% 1/36 #847584	34,311	34
FHLM ARM 5.084% 8/35 #1J0005	33,278	33
FHLM ARM 4.55% 2/35 #1G0068	30,025	30
FHLM ARM 4.401% 2/35 #1G0103	63,229	63

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLM ARM 4.37% 3/35 #1G0125	28,141	28
FHLM ARM 4.444% 3/35 #1G0133	15,976	16
FHLM ARM 4.504% 3/35 #1G0145	23,543	23
FHLM ARM 4.941% 11/35 #1J1228	83,819	84
FHLM ARM 5.26% 1/36 #1J1274	77,151	79
FHLM ARM 5.88% 4/36 #1J1279	153,460	154
FHLM ARM 4.93% 9/35 #1K1215	94,067	94
FHLM ARM 5.78% 10/35 #1N0063	25,965	26
FHLM ARM 5.37% 12/35 #1N0106	103,447	104
FHLM ARM 5.62% 12/35 #1N0117	117,682	117
FHLM ARM 5.775% 1/37 #1N1446	120,016	120
FHLM ARM 5.15% 8/36 #1B7241	60,003	61
FHLM ARM 5.85% 1/36 #1G1803	198,752	200
FHLM ARM 5.62% 1/36 #1G1820	159,354	160
FHLM ARM 6.07% 6/36 #1G2424	54,681	55
FHLM ARM 5.34% 6/35 #1L0097	59,220	59
FHLM ARM 5.885% 6/35 #1L1275	28,288	28
FHLM ARM 4.83% 11/35 #1Q0166	118,217	118
FHLG 15YR 7.00% 11/11 #E20271	55,317	57
FHR 2382 MB 6% 11/16	145,950	147
FHLM ARM 4.441% 2/34 #781229	16,304	16
FHLM ARM 4.30% 11/34 #782877	76,945	75
FHLM ARM 4.232% 1/35 #782988	27,514	27
FHLM ARM 4.60% 2/35 #783028	74,297	73
FHLM ARM 4.434% 2/35 #783032	25,414	25
FHLM ARM 4.307% 3/35 #783067	15,449	15
FHLM ARM 4.42% 4/35 #783096	117,207	115
FHLM ARM 4.74% 4/35 #783104	134,342	132
FNMA DN 0% 9/25/09	1,500,000	1,465
FNR 96-28 PK 6.5 7/25	105,988	110
FNMA 5% 10/15/11	585,000	610
FNMA 5% 2/16/12	700,000	727
FNMA 15YR 4.00% 9/18 #254919	253,500	236
FNMA ARM 4.25% 2/35 #255658	13,125	13
FNMA 15YR 6.50% 6/14 #323794	231,360	236
FNMA 15YR 7.00% 11/14 #535006	103,555	107
FNMA 15YR 7.00% 3/15 #535200	65,509	68
FNMA 15YR 7.00% 4/16 #535879	5,211	5
FNMA 15YR 6.50% 2/17 #545449	77,075	79
FNMA 15YR 6.00% 1/18 #555303	476,608	485

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.305% 8/33 #555696	15,281	15
FNMA ARM 4.38% 7/33 #555702	80,410	79
FNMA 15YR 6.00% 4/16 #573453	12,002	12
FNMA 15YR 6.00% 9/16 #602893	3,696	4
FNMA 15YR 6.00% 10/16 #611923	3,107	3
FNMA 15YR 7.00% 2/16 #619196	11,612	12
FNMA 15YR 6.50% 5/17 #641261	107,982	110
FNR 03-81 NY 4.5% 9/16	515,000	507
FNR 03-123 AB 4% 10/16	194,831	193
FNR 2004-7 J 4% 7/17	347,941	342
FNR 2004-3 BA 4% 7/17	21,370	21
FHR 2626 NA 5% 6/23	143,786	145
FHR 2635 DG 4.5% 1/18	379,872	372
FHR 2677 LC 4.5% 6/15	160,000	161
FHR 2702 AB 4.5% 7/27	593,253	591
FHR 2786 GA 4% 8/17	146,979	144
FHR 2780 A 4% 12/14	320,276	318
FHR 2809 UA 4% 12/14	39,877	40
FNR 06-49 CA 6% 2/31	230,216	235
FHR 2885 PC 4.5% 3/18	225,000	222
FHR 2901 UM 4.5% 1/30	456,004	452
FHR 3077 GA 4.5% 8/19	234,175	231
FNMA 3.625% 8/15/11	5,362,000	5,416
FNMA ARM 4.318% 3/33 #694530	8,259	8
FNMA ARM 4.801% 2/33 #695019	8,162	8
FNMA ARM 4.292% 3/33 #701296	5,142	5
FNMA ARM 3.984% 5/33 #703915	6,126	6
FNMA ARM 4.079% 4/33 #708221	1,978	2
FNMA ARM 4.57% 6/33 #712321	28,452	29
FNMA ARM 4.351% 6/33 #720921	3,217	3
FNMA ARM 5.12% 1/34 #725109	7,801	8
FNMA ARM 4.862% 9/34 #725855	16,386	16
FNMA ARM 4.832% 8/34 #725858	9,068	9
FNMA ARM 4.409% 10/34 #725968	80,374	80
FNMA ARM 4.115% 2/35 #735343	3,860	4
FNMA ARM 4.319% 5/35 #735538	9,268	9
FNMA ARM 4.66% 7/35 #735942	71,884	72
FNMA ARM 4.78% 10/35 #745030	75,765	76
FNMA ARM 5.01% 11/35 #745124	69,970	70
FNMA ARM 5.33% 2/36 #745391	55,062	55

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 5.51% 4/36 #745672	98,462	99
FNMA ARM 5.45% 5/36 #745676	90,777	91
FNMA ARM 4.64% 9/35 #745773	72,328	72
FNMA ARM 5.541% 11/36 #745972	90,293	91
FNMA ARM 3.753% 10/33 #746320	8,164	8
FNMA ARM 4.055% 10/18 #749296	7,827	8
FNMA ARM 4.358% 10/33 #754672	4,466	4
FNMA ARM 3.752% 10/33 #755148	15,020	15
FNMA ARM 3.750% 1/34 #761058	15,603	16
FNMA ARM 4.250% 1/34 #765659	15,101	15
FNMA ARM 4.25% 2/34 #765660	12,273	12
FNMA ARM 4.321% 2/35 #773246	96,937	97
FNMA ARM 4.38% 3/35 #773264	54,033	54
FNMA ARM 4.455% 3/35 #773281	15,194	15
FNMA ARM 4.351% 1/35 #783580	15,230	15
FNMA ARM 4.499% 3/35 #783587	44,968	44
FNMA ARM 4.876% 7/34 #785318	53,143	53
FNMA ARM 4.85% 8/34 #790089	39,816	40
FNMA ARM 5.019% 9/34 #790458	12,376	12
FNMA ARM 4.82% 8/34 #793420	65,622	66
FNMA ARM 4.83% 9/34 #794244	37,479	37
FNMA ARM 4.82% 9/34 #794465	31,034	31
FNMA ARM 4.74% 10/34 #794794	81,810	81
FNMA ARM 4.96% 8/34 #796987	125,333	125
FNMA ARM 4.96% 8/34 #796988	48,693	49
FNMA ARM 4.202% 1/35 #797418	25,178	25
FNMA ARM 4.67% 11/34 #799727	41,901	42
FNMA ARM 4.85% 11/34 #799812	34,518	34
FNMA ARM 4.825% 12/34 #800297	28,494	28
FNMA ARM 4.845% 12/34 #800335	9,690	10
FNMA ARM 5.00% 9/34 #801341	191,784	192
FNMA ARM 5.05% 7/34 #801635	5,856	6
FNMA ARM 4.118% 1/35 #807221	11,001	11
FNMA ARM 4.5% 2/35 #809429	148,676	149
FNMA ARM 4.38% 2/35 #809593	114,185	114
FNMA ARM 4.625% 2/35 #809931	37,887	38
FNMA ARM 4.872% 1/35 #810896	265,749	265
FNMA ARM 4.57% 2/35 #811803	5,754	6
FNMA ARM 4.76% 1/35 #815321	87,660	87
FNMA ARM 4.790% 1/35 #815323	45,911	46

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 4.293% 3/35 #815586	7,372	7
FNMA ARM 4.75% 5/35 #815626	28,034	28
FNMA ARM 4.80% 2/35 #816593	48,119	48
FNMA ARM 4.639% 2/35 #816599	3,699	4
FNMA ARM 4.372% 4/35 #820407	6,884	7
FNMA ARM 4.575% 7/35 #822002	31,312	32
FNMA ARM 5.12% 6/35 #823810	31,620	32
FNMA ARM 4.96% 6/35 #825388	78,412	78
FNMA ARM 4.796% 8/35 #825485	40,278	40
FNMA ARM 4.302% 1/35 #827592	9,225	9
FNMA ARM 5.10% 5/35 #827782	39,547	40
FNMA ARM 5.208% 5/35 #827783	334,881	336
FNMA ARM 5.180% 5/35 #827785	46,184	46
FNMA ARM 4.520% 8/35 #829603	19,211	19
FNMA ARM 5.203% 6/35 #830605	46,382	47
FNMA ARM 4.555% 7/35 #832099	45,594	46
FNMA ARM 4.57% 9/35 #832727	102,357	102
FNMA ARM 4.71% 8/35 #834548	508,799	509
FNMA ARM 5.344% 7/35 #834917	6,004	6
FNMA ARM 5.04% 7/35 #834931	194,307	195
FNMA ARM 5.101% 7/35 #841837	56,964	56
FNMA ARM 5.349% 12/34 #843013	15,220	15
FNMA ARM 5.16% 9/35 #843021	281,769	283
FNMA ARM 5.15% 9/35 #843028	433,331	435
FNMA ARM 4.69% 11/35 #844061	90,336	90
FNMA ARM 5.23% 12/35 #846701	113,857	114
FNMA ARM 4.893% 10/35 #847787	29,402	30
FNMA ARM 5.32% 1/36 #850852	125,596	126
FNMA ARM 5.409% 2/36 #865319	12,404	12
FNMA ARM 5.839% 1/36 #879146	100,041	101
FNMA ARM 5.40% 11/35 #879153	74,513	75
FNMA ARM 5.80% 3/36 #881670	47,858	48
FNMA ARM 5.79% 3/36 #881956	179,266	181
FNMA ARM 6.25% 6/36 #886983	14,391	14
FNMA ARM 4.56% 5/35 #888115	245,834	246
FNMA ARM 4.86% 7/35 #888382	166,597	167
FNMA ARM 5.07% 9/36 #888398	349,198	350
FNMA 15YR 4.50% 12/18 #888889	554,598	534
FNMA ARM 5.08% 9/36 #889945	16,922	17
FNMA ARM 4.21% 5/35 #889946	148,129	144

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 5.57% 5/36 #891228	202,758	204
FNMA ARM 6.21% 4/36 #891332	64,879	66
FNMA ARM 6.08% 4/36 #895834	34,134	34
FNMA ARM 5.53% 5/36 #896468	29,891	31
FNMA ARM 5.50% 5/36 #896475	79,823	80
FNMA ARM 6.60% 9/36 #898177	126,340	128
FNMA ARM 6.62% 9/36 #898178	105,232	107
FNMA ARM 6.65% 9/36 #898179	123,736	125
FNMA ARM 6.62% 9/36 #898180	107,897	109
FNMA ARM 4.90% 2/36 #995015	1,414,418	1,414
FNMA ARM 4.59% 7/35 #995016	91,145	91
FNMA ARM 4.30% 2/35 #995017	173,467	172
FHASI 04-FL1 2A1 6ML+30 12/34	11,367	9
FIAOT 06A A3 4.93% 2/15/11	34,341	34
FLEETBOSTON FIN 7.375% 12/1/09	235,000	237
FORDO 07-A B 5.6% 10/12	60,000	51
FRNK 07-1 A4 5.03% 2/15	185,000	164
FHLT 05-A M1 1ML+43 1/35	26,675	21
GEMNT 07-1 B 4.95% 3/13	375,000	345
GEMNT 2007-3 A2 5.4% 6/13	1,000,000	909
GEMNT 2007-3 B 5.49% 6/13	405,000	353
GECMC 07-C1 XP CSTR 12/49	6,562,805	56
GMACC 04-C2 A2 CSTR 8/38	110,000	105
GMACC 04-C3 X2 CSTR 12/41	1,253,124	16
GMACC 05-C1 X2 CSTR 5/43	1,646,295	22
GMACC 06-C1 XP CSTR 11/45	2,670,202	15
GMACM 05-AR5 1A1 CSTR 9/35	45,419	39
GSR 05-AR2 2A1 CSTR 4/35	88,718	74
GECMC 04-C2 A2 4.119% 3/40	140,000	135
GE CAP CP MTN 7.5% 6/15/09	300,000	303
GEN ELEC CAP GLB 4.25% 9/13/10	390,000	376
GE CAP 5.2% 2/01/11	450,000	435
GOLDMAN SACHS 6.6% 1/15/12	265,000	250
GOLDMAN SACHS 4.5% 6/15/10	155,000	146
GNR 02-37 C 5.878% 6/24	117,343	119
GNR 02-35 C CSTR 10/23	5,782	6
GNR 02-9 B 5.881% 3/24	2,163	2
GPMH 01-1 IA 1ML+34 4/32	31,865	31
GCCFC 05-GG3 XP CSTR 8/42	5,701,290	92

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
GSALT 07-1 A3 5.39% 12/11	345,000	330
HBOS PLC 5.625% 7/20/09 144A	130,000	128
HAT 2006-2 A4 5.67% 6/13	220,000	205
HMPT 99-HMTA B 7.3% 8/15	65,000	66
HAT 07-1 A4 5.33% 11/18/13	240,000	221
HART 05-A B 4.2% 2/12	66,122	64
HART 06-1 B 5.29% 11/12	12,401	12
HART 2007-A A3A 5.04% 1/12	245,000	236
ING SEC LIFE 4.25% 1/15/10 144A	500,000	498
IMM 04-9 M2 1ML+65 1/35	16,453	8
IMM 04-9 M3 1ML+70 1/35	12,161	6
IMM 04-9 M4 1ML+105 1/35	6,438	2
JPMORGAN CHASE 4.75% 5/1/13	381,000	353
JPMCC 2001-C1 A2 5.464% 10/35	74,915	74
JPMCC 03-CB7 X2 CSTR 1/38	419,708	5
JPMCC 04-CB9 A2 CSTR 6/41	80,000	75
JPMCC 04-CBX X2 CSTR 1/37	3,443,489	47
JPMMT 07-A1 1A1 CSTR 7/35	33,835	29
JACKSON NATL 5.375% 5/8/13 144	130,000	116
JPMRT 2006-A A4 5.14% 12/14	225,000	207
LBUBS 07-C1 A1 CSTR 2/15/40	55,404	52
LBUBS 07-C1 XCP CSTR 2/40 IO	1,378,249	24
LBUBS 2006-C6 A1 5.23% 9/39	89,546	85
LBUBS 2006-C7 A1 5.279% 11/38	40,092	38
LBUBS 07-C2 A1 5.226% 2/40	50,434	47
LBUBS 07-C2 XCP CSTR 2/40	6,007,501	120
LBUBS 00-C5 A2 6.51% 12/26	519,288	509
LBUBS 01-C2 A2 6.653% 11/27	85,000	83
LBUBS 04-C6 A2 4.187% 8/29	170,000	166
LBUBS 04-C6 XCP CSTR 8/36	1,610,884	16
LBUBS 04-C8 XCP CSTR 12/39	833,306	11
LBUBS 04-C2 A3 3.973% 3/29	190,000	172
LBUBS 206-C1A XCP CSTR 2/41	7,388,906	84
LBART NT CL A-3 5.418% 12/10	10,439	10
LLL 1997-LLI D 7.15% 10/34	112,158	111
MSSTR 04-1 1A1 CSTR 8/17	68,883	63
MLCFC 07-6 A1 5.175% 3/12/51	56,403	53
MLCFC 2006-4 XP CSTR 12/49	12,713,830	306
MVCOT 05-2 A 4.6% 10/27	73,343	68
MVCOT 06-2A A 5.417% 10/28	72,218	53
MVCOT 06-2A B 5.467% 10/28	11,284	9

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MARM 04-11 1A4 1ML+49 11/34	6,786	4
MARM 04-11 2A2 1ML+44 11/34	252	0
MALT 04-3 3A1 6 4/34	22,513	21
MERRILL LYN MTN 4.125% 1/15/09	70,000	69
MERRILL LYN MTN 4.125% 9/10/09	110,000	104
MLCC 04-B A2 6ML+27 6/29	32,034	28
MLMT 04-MKB1 A2 4.353% 2/42	560,973	546
MLMT 04-KEY2 A2 4.166% 8/39	263,682	253
MLMT 04-BPC1 XP CSTR 9/41	3,022,215	56
MLMT 05-MKB2 XP CSTR 9/42	782,392	5
MLMT 05-MCP1 XP CSTR 6/43	1,606,082	29
MET LIFE GLBL 4.5% 5/5/10 144A	700,000	664
MET LIFE GLBL 5.75% 7/25/11 144	500,000	471
MLCFC 06-3 XP CSTR 7/46	3,658,425	98
MLCFC 07-8 A1 4.622% 8/49	85,042	77
MONUMENTAL GLBL 5.5% 4/13 144A	100,000	95
MSTDW GLBL 6.75% 4/15/11	55,000	51
MSC 04-HQ4 X2 CSTR 4/40	1,314,480	15
MSC 04-HQ3 A2 4.05% 1/41	86,031	82
MSC 05-TOP17 X2 CSTR 12/41	1,179,852	22
MSC 05-IQ9 X2 CSTR 7/56	1,605,430	42
MSC 05-HQ5 X2 CSTR 1/42	1,698,363	12
MSC 2006-HQ8 A1 5.124% 3/44	30,707	30
MSDWC 01-PPM A2 6.4% 2/31	119,515	121
MSC 2006-T23 A1 5.682% 8/41	65,294	62
MSC 2006-HQ9 A1 5.49% 7/44	220,059	208
MSC 2007-HQ11 A1 CSTR 2/44	97,526	91
MSC 07-IQ13 A1 5.05% 3/44	97,021	88
NATL AUSTL BK 5.35% 6/12/13 144	250,000	232
NATL AUSTL BK A 8.6% 5/19/10	165,000	170
NCSLT 2007-2 AIO 6.7% 7/12	435,000	94
NCSLT 2006-2 AIO 6% 8/11	85,000	11
NCSLT 04-2 AIO 9.75% 10/14	215,000	53
NCSLT 05-1 AIO 6.75% 12/09	100,000	8
NCSLT 06-1 A-IO 5.5% 4/11	370,000	32
NCSLT 05-3W AIO1 4.8% 7/12	505,000	40
NCSLT 2006-3 AIO 7.1% 1/12	140,000	26
NCSLT 06-4 AIO 6.35% 02/12	495,000	90
NCSLT 2007-1 AIO 7.27% 4/12	595,000	122
NLFC 99-1 C 6.571% 1/31	31,230	31

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
NATIONWIDE BLD 4% 1/15/09	400,000	400
NAVOT 05-A A4 4.43% 1/14	140,000	132
NY LIFE GLBL MTN 3.875% 1/15/09	555,000	553
NY LIFE GLB4.65% 5/9/13 144A	275,000	258
NALT 2006-A A4 5.1% 7/12	525,000	506
NORD 07-1A A 4.92% 5/13 144A	615,000	567
NEF 05-1 A5 4.74% 10/45	205,000	205
ONYX 05-B A4 4.34% 5/12	113,661	104
PERF 05-2 A2 5.03% 3/14	740,000	733
PACIFIC LIFE 3.75% 1/15/09 144A	400,000	400
PPSI 04-WHQ2 A3E 1ML+42 2/35	20,731	16
PA GO 5.125% 1/15/15 PRE	850,000	904
PRES & FELLOWS 3.7% 4/1/13	645,000	618
P&G INTL SCA 5.3% 7/6/09 144A	200,000	203
RAMP 04-SL2 A1I 6.5% 10/16	9,229	9
SASC 04-GEL1 A 1ML+36 2/34	7,206	4
SBC COMM GLBL 6.25% 3/15/11	835,000	822
SBM7 00-C3 A2 6.592% 12/33	231,146	228
SBM7 00-C1 A2 7.52% 12/09	235,553	235
SEMT 03-5 A2 6ML+33 9/33	27,276	23
SEMT 04-3 A 6ML+25 5/34	27,367	21
SRFC 2006-1A A1 5.84% 5/18	76,522	61
STARW 99-C1A B 6.92% 2/14	50,000	51
SVOVM 05-A A 5.25% 2/21	74,717	64
TIAA GLOB MKTS 4.95% 7/13 144	300,000	282
TAROT 2006-C A4 5.31% 5/13	152,490	122
TAROT 2006-B A3 5.41% 8/11	70,551	67
TAROT 2006-B A4 5.52% 11/12	300,000	253
TAROT 06-A A3 4.77% 1/11	36,811	37
TOWER 06-1 B 5.588% 2/36	95,000	85
US BANCORP 4.5% 7/29/10	145,000	142
US BANCORP MTN 5.3% 4/28/09	160,000	160
USTN 4.875% 5/31/11	1,746,000	1,891
USTN 4.875% 7/31/11	5,700,000	6,182
USTN 4.5% 11/30/11	43,140,000	46,588
USTN 4.75% 5/31/12	7,600,000	8,304
USTN 4.125% 8/31/12	2,151,000	2,313
USTN 3.375% 11/30/12	1,600,000	1,674
USTN 2.75% 2/28/13	1,600,000	1,622

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
USTN TII .625% 4/15/13	740,000	696
USTN 3.5% 5/31/13	2,240,000	2,326
USTN 3.125% 9/30/13	796,000	809
USTN 1.5% 10/31/10	1,493,000	1,490
USTN 2.75% 10/31/13	3,052,000	3,042
VWALT 2006-A A3 5.5% 9/09	77,230	77
WAMU 05-AR16 1A3 CSTR 12/35	195,000	146
WESTO 04-4 A4 3.44% 5/12	153,160	145
WBCMT 05-C22 A1 4.98% 12/44	102,565	100
WBCMT 06-C24 XP CSTR 3/45	5,686,049	25
WBCMT 03-C6 A2 4.498% 8/35	104,485	99
WBCMT 03-C7 A1 4.241% 10/35	343,731	325
WBCMT 03-C8 A3 4.445% 11/35	275,000	260
WBCMT 04-C14 A2 4.368% 8/41	230,000	223
WBCMT 04-C15 XP CSTR 10/41	4,372,116	79
WALOT 06-1 A-3 5.1% 7/11	104,013	102
WBCMT 2006-C27 A1 5.405% 7/45	141,064	135
WBCMT 2006-C27 XP CSTR 7/45	5,805,739	65
WALOT 06-2 B 5.29% 6/12	90,000	83
WALOT 07-1 B 5.38% 7/20/12	295,000	275
WBCMT 2007-C30 XP CSTR 12/43	6,378,656	115
WMMNT 2007-B1 B1 4.95% 3/14	585,000	439
WAMMS 04-RA2 2A 7% 7/33	19,541	18
WELLS FARGO 3.98% 10/29/10	575,000	566
WELLS FARGO 4.2% 1/15/10	310,000	306
WFMBS 05-AR4 2A2 CSTR 4/35	445,164	385
WFMBS 05-AR2 2A2 4.57% 3/35	240,787	206
WFMBS 05-AR10 2A2 CSTR 6/35	196,028	167
WFMBS 05-AR12 2A6 CSTR 7/35	224,304	188
WESTO 05-3 A4 4.39% 5/13	170,029	166
WESTO 05-3 B 4.50% 5/13	80,000	75
AIG Financial Products Corp. Wrapper		49
JP Morgan Chase Wrapper		44
Rabobank Nederland Wrapper		71
State Street Bank and Trust Wrapper		49
TOTAL BLENDED INTEREST FUND		146,755
DEERE & COMPANY COMMON STOCK*	1,585,464	89,567
PYRAMIS INTERMEDIATE DURATION COMMINGLED POOL*	519,551	5,790

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MUTUAL FUNDS:		
Fidelity Institutional Money Market Fund*	24,183,174	24,183
Fidelilty Puritan Fund*	1,598,975	21,730
Fidelity Magellan Fund*	529,532	26,175
Fidelity Equity Income Fund*	269,759	8,953
Fidelity Growth Company Fund*	372,926	19,810
Fidelity OTC Portfolio Fund*	321,224	9,916
Fidelity Overseas Equity Fund*	388,014	9,875
Fidelity Asset Manager 50% Fund*	316,359	3,534
Fidelity Asset Manager 70% Fund*	380,427	4,337
Fidelity Diversified International Fund*	320,826	7,045
Fidelity Asset Manager 20% Fund*	239,376	2,506
Fidelity Small Cap Independent Fund*	469,324	5,299
Fidelity Asset Manager 85% Fund*	22,105	199
Fidelity Freedom Income Fund*	68,494	671
Fidelity Freedom 2000*	27,509	290
Fidelity Freedom 2010*	359,600	3,949
Fidelity Freedom 2020*	319,484	3,431
Fidelity Freedom 2030*	276,692	2,900
Spartan Extended Market Index*	2,759	69
Spartan International Index*	3,472	94
Vanguard Growth Indexed Investor	7,549	166
Vanguard Value Indexed Investor	9,776	167
Vanguard Small Cap Indexed Investor	9,520	212
Fidelity Freedom 2040*	358,608	2,162
Fidelity Freedom 2005*	52,564	467
Fidelity Freedom 2015*	250,976	2,276
Fidelity Freedom 2025*	19,858	1,752
Fidelity Freedom 2035*	202,521	1,748
Spartan US Equity Index Advantage Fund*	772,098	26,460
Fidelity Freedom 2045*	93,335	662
Fidelity Freedom 2050*	47,757	333
Fidelity Select Money Market Fund*	9,437	9
Fidelity Cash Reserves*	2,202,208	2,202
Total Mutual Funds		193,582

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2008 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
Fidelity BrokerageLink Accounts*		14,154
Loans to participants (at interest rates of 5.82% to 10.44% maturing from November 2008 through October 2018).*		9,028
Total Investments		$ 458,876

* Represents a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: /s/ Mertroe B. Hornbuckle
Mertroe B. Hornbuckle
Vice President, Global Human Resources

Date: FEBRUARY 25, 2009

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 33-15949, 33-49740, 333-62669, and 333-140981 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 24, 2009, relating to the financial statements and supplemental schedule of the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of John Deere Tax Deferred Savings Plan for Wage Employees for the year ended October 31, 2008.

Deloitte & Touche LLP

Chicago, Illinios
February 24, 2009

END